UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 23, 2022

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152, 333-217856 and 333-268336), except for the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release

Ad hoc announcement pursuant to Art. 53 LR
Credit Suisse provides market with updated outlook for the fourth quarter of 2022

Zurich, November 23, 2022 – Credit Suisse Group AG (Credit Suisse) has commenced rapid implementation of actions to create the new Credit Suisse, consistent with the strategic plans detailed on October 27, 2022. These decisive measures are expected to result in a radical restructuring of the Investment Bank, an accelerated cost transformation, and strengthened and reallocated capital, each of which are progressing at pace. The bank today is informing the market on its updated outlook for the fourth quarter of 2022 and as part of its equity raise process.

In its Outlook statement on October 27, 2022, the bank highlighted that the challenging economic and market environment has had an adverse impact on client activity across its divisions. In particular, the Investment Bank has been impacted by the substantial industry-wide slowdown in capital markets and reduced activity in the Sales & Trading businesses, exacerbating normal seasonal declines, and the Group’s relative underperformance. In addition, client activity remains subdued in the Wealth Management and Swiss Bank divisions, and the bank expects these market conditions to continue in the coming months.

As previously disclosed, Credit Suisse began experiencing deposit and net asset outflows in the first two weeks of October 2022 at levels that substantially exceeded the rates incurred in the third quarter of 2022. At the Group level, as of November 11, 2022, net asset outflows were approximately 6% of assets under management at the end of the third quarter of 2022. In Wealth Management, these outflows have reduced substantially from the elevated levels of the first two weeks of October 2022 although have not yet reversed and were approximately 10% of assets under management at the end of the third quarter of 2022. In the Swiss Bank, these client balances have stabilized and were approximately 1% of assets under management at the end of the third quarter of 2022.

As announced on October 27, 2022, these outflows have led the bank to partially utilize liquidity buffers at the Group and legal entity level, and while the bank has fallen below certain legal entity-level regulatory requirements, the core requirements of the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR) at the Group level have been maintained at all times. The Group’s average daily LCR for the fourth quarter to-date (as of November 18, 2022) was 140%, with spot rates broadly stabilizing between ~120% to ~130% since the October 27, 2022 results announcement.

Credit Suisse is executing on its strategic commitments to strengthen its balance sheet and reduce risk, engaging clients proactively and accessing the public and private markets, including the recent issuance of approximately USD 5 billion through two bond sales, which saw strong investor demand. Key steps taken include the recently announced sale of a significant part of Credit Suisse’s Securitized Products Group (SPG) and other related financing businesses to Apollo Global Management1, which together with the contemplated sale of other portfolio assets to third-party investors is expected to reduce SPG assets from USD 75 billion2 to approximately USD 20 billion by mid-2023. These actions and other deleveraging measures including, but not limited to, in the non-core businesses, are expected to strengthen liquidity ratios and reduce the funding requirements of the Group.

The bank is also making strides in reducing the Group’s cost base3 by 15%, or CHF ~2.5 billion, in 2025, including through a targeted reduction of CHF ~1.2 billion for 2023. Actions to reduce headcount by 5% have been initiated, with reductions to other non-compensation related costs currently underway. As previously announced on October 27, 2022, the bank would expect to incur restructuring charges, software and real estate impairments of CHF ~250 million as part of the cost of this strategic transformation in the fourth quarter 2022.

1 Refers to entities and funds managed by affiliates of Apollo Global Management.
2 As of September 30, 2022.
3 The bank’s cost base is measured using adjusted operating expenses at constant FX rates and on constant perimeter, before impact of Securitized Products & other divestments.

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Media release

Strategic actions taken to significantly reduce the Group’s risk profile are expected to be reflected in near-term financial results. Consistent with its announced divestment strategy, the bank disposed of its shareholding in Allfunds Group plc, and expects to record a CHF ~75 million loss related to the sale. Lower deposits and assets under management are expected to lead to reduced net interest income and recurring commissions and fees; this is likely to lead to a loss for Wealth Management in the fourth quarter of 2022. Together with the adverse revenue impact from the previously disclosed exit from the non-core businesses and exposures, and as previously announced on October 27, 2022, Credit Suisse would expect the Investment Bank and the Group to report a substantial loss before taxes in the fourth quarter 2022, of up to CHF ~1.5 billion for the Group. The Group’s actual results will depend on a number of factors including the Investment Bank’s performance for the remainder of the quarter, the continued exit of non-core positions, any goodwill impairments, and the outcome of certain other actions, including potential real estate sales. The Group confirms the capital ratio guidance communicated on October 27, 2022. The Group is targeting a 2025 pre-Basel III reform CET1 ratio of more than 13.5%, while expecting to maintain a pre-Basel III reform CET1 ratio of at least 13% throughout the transformation period in 2023 through 2025.

The Group continues to execute on the decisive strategic actions detailed on October 27, 2022, to create a simpler, more focused and more stable bank – a new Credit Suisse.

Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. The bank’s strategy builds on its core strengths: its position as a leading wealth manager, its specialist investment banking and asset management capabilities and its strong presence in its home market of Switzerland. Credit Suisse seeks to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The bank employs more than 50,000 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Important Information
This document contains certain unaudited interim financial information for the fourth quarter of 2022. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2022 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2022 will be included in our 4Q22 Earnings Release. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of or the full fourth quarter of 2022.

We may not achieve all of the expected benefits of our strategic initiatives, such as in relation to intended reshaping of the bank, cost reductions and strengthening and reallocating capital. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), customer reaction to our proposed initiatives, enhanced risks to our businesses during the contemplated transitions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Our ability to implement our strategy objectives could also be impacted by timing risks, obtaining all required approvals and other factors.

Cautionary statement regarding forward-looking information

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This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
▪ our plans, targets or goals;
▪ our future economic performance or prospects;
▪ the potential effect on our future performance of certain contingencies; and
▪ assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:

▪ the ability to maintain sufficient liquidity and access capital markets;
▪ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
▪ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
▪ the impact of social media speculation and unsubstantiated media reports about our business and its performance;
▪ the extent of outflows of assets or future net new asset generation across our divisions;
▪ our ability to improve our risk management procedures and policies and hedging strategies;
▪ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
▪ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
▪ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
▪ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
▪ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
▪ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
▪ our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and  organization;
▪ our ability to successfully implement the divestment of any non-core business;
▪ the future level of any impairments and write-downs, including from the revaluation of deferred tax assets, resulting from disposals and the implementation of the proposed strategic initiatives’;
▪ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
▪ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
▪ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
▪ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
▪ political, social and environmental developments, including climate change;
▪ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
▪ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
▪ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
▪ operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
▪ the adverse resolution of litigation, regulatory proceedings and other contingencies;
▪ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
▪ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
▪ the potential effects of changes in our legal entity structure;
▪ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;

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Media release

▪ the ability to retain and recruit qualified personnel;
▪ the ability to protect our reputation and promote our brand;
▪ the ability to increase market share and control expenses;
▪ technological changes instituted by us, our counterparties or competitors;
▪ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
▪ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021 and in “Risk factor” in Credit Suisse results – Credit Suisse in our 3Q22 Financial Report.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2022 Credit Suisse Group AG and/or its affiliates. All rights reserved.

The English language version of this document is the controlling version.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: November 23, 2022		Vice President